UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of January, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)


           5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following are included in this report on Form 6-K:

                                                                   Sequential
Exhibit              Description                                   Page Number
-------              -----------                                   -----------

1.         Press release, dated January 13, 2003.                       3

2.         Press release, dated January 30, 2003                        4














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
                                                                       EXHIBIT 1

FOR IMMEDIATE RELEASE
---------------------

MEDIA CONTACT:                                                 INVESTOR CONTACT:
Shaindy Babad                                                  Yaron Eldad
e-SIM Ltd.                                                     e-SIM Ltd.
+1-888-742-9364                                                +972-2-587-0770
shaindy@e-sim.com                                              yaron@e-sim.co.il
-----------------                                              -----------------

           IXI MOBILE SELECTS E-SIM RAPIDPLUS TECHNOLOGY FOR SOFTWARE
           ----------------------------------------------------------
                               DEVELOPMENT SUITE
                               -----------------

 e-SIM reference designs and tools to be integrated in IXI-Studio(TM) JERUSALEM, Israel, January 13, 2003 -- e-SIM (OTCBB: ESIM.OB), a leading provider of MMI (man machine interface) solutions for embedded systems, announced today that it has signed an agreement with IXI Mobile, Inc. (http://www.ixi.com/) to provide the complete MMI solution for its software development suite.

 e-SIM provides IXI with MMI reference designs, RapidPLUS-based tools to create and customize the MMI, and associated services and support. Integrated into IXI-Studio, e-SIM's MMI solutions are part of the software development suite IXI provides to the developers of new wireless devices and applications.

"The importance of this deal goes far beyond its significant initial value", said Marc Belzberg, e-SIM's Chairman and CEO, "as IXI's software products gain momentum in the market, we look forward to increasing revenues in the future. "

"e-SIM's MMI solution is an important part of our development suite. We now offer developers the ability to design and deploy new wireless devices and applications", said Amit Haller, CEO of IXI Mobile, "Developers will be able to quickly and easily create imaginative and versatile branded user interfaces for new wireless handheld products."
                                   ABOUT E-SIM
                                   -----------

e-SIM Ltd., (http://www.e-sim.com/) is a leading provider of MMI solutions for embedded systems. Building off RapidPLUS, its simulation-based software tool suite, e-SIM provides tools and services to help developers of electronic products to design and develop better MMIs for their products and bring them to market quickly.
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

                                      # # #





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
                                                                       EXHIBIT 2

FOR IMMEDIATE RELEASE
---------------------

MEDIA CONTACT:                                               INVESTOR CONTACT:
Shaindy Babad                                                Yaron Eldad
e-SIM Ltd.                                                   e-SIM Ltd.
+1-888-742-9364                                              +972-2-587-0770
shaindy@e-sim.com                                            yaron@e-sim.co.il
-----------------                                            -----------------

    GIGA TELECOM LICENSES E-SIM SOFTWARE AS PART OF MOTOROLA'S i.250 PLATFORM
    -------------------------------------------------------------------------

Jerusalem, Israel, January 30, 2003 - e-SIM (OTCBB: ESIM.OB), a leading provider of MMI solutions for electronic products, announced that Giga Telecom (http://www.gigatelecom.com/), a leading Korean developer and manufacturer of cellular handsets, has licensed RapidPLUS technology to be incorporated into Motorola's (NYSE: MOT) Innovative Convergence(TM) i.250 Platform. The i.250 platform is a comprehensive silicon-to-software solution for 2.5G GSM/GPRS mobile phones.

As part of this agreement, Giga Telecom licensed the RapidPLUS CODE development and code generation tool, as well as its State Machine Runtime Engine, which will be incorporated in its handsets. RapidPLUS CODE will be used by Giga Telecom as a tool to customize the User Interface of i.250-based handsets and quickly deploy products with the customized features. The code will also be incorporated into the handsets.

RapidPLUS technology enables Giga Telecom and other Motorola customers to save significant development time and costs, and enables the development of derivative platforms and implementation of changes with minimal effort. In addition, simulations created with RapidPLUS can also be used by Giga Telecom to facilitate demonstrating, marketing, training and customer support activities.

                                  ABOUT E-SIM
                                  -----------

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle of products by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

                                      # # #








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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             e-SIM LTD.


Date:  February 6, 2003                      By  /s/ Yaron Eldad
                                                --------------------------------
                                             Name:  Yaron Eldad
                                             Title: Chief Financial Officer
                                                    and Chief Operating Officer










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